Exhibit 3.2

Amendments to Amended and Restated Bylaws

1. The title of the Amended and Restated Bylaws of the Company (the “Bylaws”) is deleted and replaced with the following:

“AMENDED AND RESTATED

B Y L A W S

OF

NGEN, INC.

(a Delaware corporation)”

2. The first sentence of Section 3.1 of the Bylaws is deleted in its entirety and replaced with the following:

“3.1 Number, Election, Tenure and Qualifications. The Board of Directors of the corporation shall consist of not less than one (1) member nor more than nine (9) members and shall be divided into three classes, designated as Class I, Class II and Class III, as nearly equal in number as possible.”

3. The first and second sentence of Section 4.1 of the Bylaws are deleted in their entirety and replaced with the following:

“Officers Designated. The officers of the corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Chief Financial Officer. The Board may also choose an Executive Chairman, Chief Executive Officer, Chief Operating Officer, one or more Vice Presidents, and one or more assistant Secretaries.”

4. The first sentence of Section 4.7 of the Bylaws is deleted in its entirety and replaced with the following:

“The President. The President shall, in the event there be no Chief Executive Officer or Executive Chairman or in the absence of the Chief Executive Officer or Executive Chairman or in the event of his or her disability or refusal to act, perform the duties of the Chief Executive Officer or Executive Chairman, and when so acting, shall have the powers of and subject to all the restrictions upon the Chief Executive Officer or Executive Chairman.”